Exhibit 99.1

MANAGEMENT DISCUSSION AND ANALYSIS OF THE FINANCIAL SITUATION AND OPERATING RESULTS FOR THE THREE-MONTH AND NINE-MONTH PERIODS ENDED DECEMBER 31, 2019 AND 2018

INTRODUCTION

This management discussion and analysis (‟MD&A”) comments on the financial results and the financial condition of Neptune Wellness Solutions Inc. (‟Neptune”, the ‟Corporation” or the ‟Company”) including its subsidiaries, Biodroga Nutraceuticals Inc. (‟Biodroga”), SugarLeaf Labs, Inc. (‟SugarLeaf”), 9354-7537 Québec Inc. and Neptune Holding USA, Inc. for the three-month and nine-month periods ended December 31, 2019 and 2018. This MD&A should be read in conjunction with our consolidated interim financial statements for the three-month and nine-month periods ended December 31, 2019 and 2018. Additional information on the Corporation, as well as registration statements and other public filings, are available on SEDAR at www.sedar.com or on EDGAR at www.sec.gov/edgar.shtml.

In this MD&A, financial information for the three-month and nine-month periods ended December 31, 2019 and 2018 is based on the consolidated interim financial statements of the Corporation, which were prepared in accordance with IAS 34, Interim Financial Reporting of International Financial Reporting Standards (‟IFRS”), as issued by the International Accounting Standards Board (‟IASB”), unless otherwise noted. In accordance with its terms of reference, the Audit Committee of the Corporation’s Board of Directors reviews the contents of the MD&A and recommends its approval to the Board of Directors. The Board of Directors approved this MD&A on February 12, 2020. Disclosure contained in this document is current to that date, unless otherwise noted.

Note that there have been no significant changes with regards to the ‟Consolidated Off-Balance Sheet Arrangements” to those outlined in the Corporation’s 2019 annual MD&A as filed with Canadian securities regulatory authorities on June 12, 2019. As such, they are not repeated herein. The Corporation has modified certain Critical Accounting Policies and Estimates (refer to "Changes in Accounting Policies and Future Accounting Changes").

Unless otherwise indicated, all references to the terms ‟we”, ‟us”, ‟our”, ‟Neptune”, ‟enterprise”, ‟Company” and ‟Corporation” refer to Neptune Wellness Solutions Inc. and its subsidiaries. Unless otherwise noted, all amounts in this report refer to thousands of Canadian dollars. References to ‟CAD” and ‟USD” refer to Canadian dollars and US dollars, respectively. Information disclosed in this report has been limited to what management has determined to be ‟material”, on the basis that omitting or misstating such information would influence or change a reasonable investor’s decision to purchase, hold or dispose of the Corporation’s securities.

FORWARD-LOOKING STATEMENTS

Statements in this MD&A that are not statements of historical or current fact constitute ‟forward-looking statements” within the meaning of the U.S. securities laws and Canadian securities laws. Such forward-looking statements involve known and unknown risks, uncertainties, and other unknown factors that could cause the actual results of Neptune to be materially different from historical results or from any future results expressed or implied by such forward-looking statements. In addition to statements which explicitly describe such risks and uncertainties, readers are urged to consider statements labeled with the terms "believes," "belief," "expects," "intends," "projects," "anticipates," "will," "should," or "plans" to be uncertain and forward-looking. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this management analysis of the financial situation and operating results. Forward-looking information in this MD&A includes, management discussion and analysis of the financial situation and operating results but is not limited to, information or statements about our ability to successfully develop, produce, supply, promote or generate any revenue from the sale of any cannabis-based and hemp-based products in the legal market.

The forward-looking statements contained in this MD&A are expressly qualified in their entirety by this cautionary statement and the ‟Cautionary Note Regarding Forward-Looking Information” section contained in Neptune’s latest Annual Information Form (the ‟AIF”), which also forms part of Neptune’s latest annual report on Form 40-F, and which is available on SEDAR at www.sedar.com, on EDGAR at www.sec.gov/edgar.shtml and on the Investors section of Neptune’s website at www.neptunecorp.com. All forward-looking statements in this MD&A are made as of the date of this MD&A. Neptune does not undertake to update any such forward-looking statements whether as a result of new information, future events or otherwise, except as required by law. The forward-looking statements contained herein are also subject generally to other risks and uncertainties that are described from time to time in Neptune public securities filings with the Securities and Exchange Commission and the Canadian securities commissions. Additional information about these assumptions and risks and uncertainties is contained in the AIF under ‟Risk Factors”.

Caution Regarding Non-IFRS Financial Measures

The Corporation uses two adjusted financial measures, Adjusted Segment Earnings Before Interest, Taxes, Depreciation and Amortization (Adjusted Segment EBITDA) and Adjusted Earnings Before Interest, Taxes, Depreciation and Amortization (Adjusted EBITDA) to assess its operating performance. These non-IFRS financial measures are comprised of adjustments that are derived from the Corporation’s financial statements and are presented in a consistent manner. The Corporation uses these measures for the purposes of evaluating its historical and prospective financial performance, as well as its performance relative to competitors. These measures also help the Corporation to plan and forecast for future periods as well as to make operational and strategic decisions. The Corporation believes that providing this information to investors, in addition to IFRS measures, allows them to see the Corporation’s results through the eyes of management, and to better understand its historical and future financial performance.

Securities regulations require that companies caution readers that earnings and other measures adjusted to a basis other than IFRS do not have standardized meanings and are unlikely to be comparable to similar measures used by other companies. Accordingly, they should not be considered in isolation. The Corporation uses Adjusted Segment EBITDA and Adjusted EBITDA to measure its performance from one period to the next without the variation caused by certain adjustments that could potentially distort the analysis of trends in our operating performance, and because the Corporation believes it provides meaningful information on the Corporation’s financial condition and operating results. Neptune’s method for calculating Adjusted Segment EBITDA and Adjusted EBITDA may differ from that used by other corporations.

Neptune obtains its Adjusted Segment EBITDA measurement by adding depreciation and amortization, stock-based compensation and impairment loss on goodwill to segment income (loss) before corporate expenses. Neptune obtains its Adjusted EBITDA measurement by adding to net income (loss), net finance costs, depreciation and amortization and income tax expense and by subtracting income tax recovery and net finance income. Other items such as stock-based compensation, litigation provisions, acquisition costs, change in fair value of contingent consideration, impairment loss on goodwill and severance and related costs that do not impact core operating performance of the Corporation are also added back as they may vary significantly from one period to another. Adjusting for these items does not imply they are non-recurring.

A reconciliation of segment income (loss) before corporate expenses to Adjusted Segment EBITDA and a reconciliation of net income (loss) to Adjusted EBITDA are presented later in this document.

BUSINESS OVERVIEW

Neptune specializes in the extraction, purification and formulation of health and wellness products. The Company has in excess of 100 customers across several verticals including nutraceutical, legal cannabis, hemp and consumer packaged goods. Neptune’s wholly owned subsidiary, 9354-7537 Québec Inc., is licensed by Health Canada to process cannabis at its 50,000 square foot facility located in Sherbrooke, Quebec, Neptune brings decades of experience in the natural products sector to the legal cannabis industry. Through SugarLeaf, Neptune’s wholly owned subsidiary, Neptune also has a U.S.-based hemp extract supply chain, including a 24,000 square foot cold ethanol processing facility with a processing capacity of 1,500,000 kg located in North Carolina. Leveraging its scientific and technological expertise, the Company sees applications for hemp-derived extracts in the U.S. beyond existing markets and product forms and into personal care and household cleaning products markets. Neptune’s management discussion and analysis of the financial situation and operating results activities also include the development and commercialization of turnkey nutrition solutions and patented ingredients such as MaxSimil®, and a variety of marine and seed oils. The Company’s head office is located in Laval, Quebec.

Founded in 1998, Neptune was previously a biotech Company and conducted some of the first research on the health benefits of krill oil and the unique, more-easily-absorbed “phospholipid” molecular structure of the fats contained within it. Neptune secured a family of patents for an extraction process as well as composition and method of use.

From 2003 to 2017, at its Sherbrooke, Québec facility, Neptune extracted omega-3 from frozen krill and sold bulk krill oil to large nutraceutical and health & wellness companies across the world. In 2017, Neptune exited the bulk krill manufacturing business and sold its krill intellectual property and inventory to Aker BioMarine for US$34 million. Neptune kept its extraction equipment and modern, highly automated facility and executed a strategic pivot into the cannabis industry. Part of the proceeds from the sale of the krill intellectual property and inventory has been used to fund the transition into the cannabis industry and fund the retrofit of the Sherbrooke facility to meet the stringent cannabis-related requirements of Health Canada.

Our team of extraction specialists provides the Company with valuable expertise which has facilitated the Company’s transition to extracting cannabinoids. Our Sherbrooke production facility features robust safety measures and equipment, which allows for enhanced manufacturing practices. We also operate a laboratory at our Sherbrooke facility, which allows us to conduct research, new product development and quality control analysis in‑house.

On January 4, 2019, we received our license to process cannabis from Health Canada. The Health Canada license enables Neptune to handle dried cannabis, to manufacture and purify cannabis extracts and cannabis oil, and to sell its products or services to other license holders. Neptune completed in March 2019 its initial commercial production lots and started shipping cannabis extracts from its licensed GPP (Good Production Practice) facility in Sherbrooke, Quebec to B2B customers.

On June 14, 2019, Neptune received license amendments from Health Canada, which included the expansion of cannabis operation areas to include an additional extraction room where Neptune performs cold ethanol extraction. Neptune has opted for a cold ethanol extraction technology, due to its speed, which could be up to 5x faster than our CO2 extraction equipment and due to its energy efficiency, as it consumes up to 2x less energy than our CO2 technology. Our cold ethanol extraction process combined with the high level of automation at Neptune’s Sherbrooke facility should position the Company as a low-cost cannabinoid extractor in Canada.

The amendment from Health Canada received on June 14, 2019 also included the expansion for an encapsulation room where Neptune produces cannabis oil capsules using the Licaps® technology licensed from Lonza Group AG. The encapsulation equipment has a capacity of up to 200 million capsules annually. The Licaps® technology supports differentiated product offerings through its various delivery systems, colors and branding possibilities. Furthermore, it is an effective technology for variable and multiple product formulation runs.

On July 24, 2019, Neptune completed the acquisition of the assets of SugarLeaf, a hemp processor based in North Carolina. Neptune paid an initial consideration for SugarLeaf of $23,737 (US$18,062), a combination of $15,770 (US$12,000) in cash and $7,967 (US$6,062) or 1,587,301 in common shares (the "SugarLeaf Transaction").

Through SugarLeaf, Neptune established a U.S.-based hemp extract supply chain, gaining a 24,000 square foot facility located in the important U.S. Southeast region. SugarLeaf’s cutting-edge cold ethanol technology has a processing capacity of 1,500,000 kg of biomass annually and uses hemp cultivated by licensed American growers consistent with federal and state regulations to yield high-quality full and broad-spectrum hemp extracts. The U.S. market for hemp is developing rapidly and represents a significant opportunity for the consumer products industry.

Neptune also operates a nutrition turnkey solutions business where the Company offers turnkey solutions including services such as raw material sourcing, formulation, quality control and quality assurance primarily for omega-3 and hemp-derived ingredients under different delivery forms such as soft gels, capsules and liquids. The Company has seen a significant interest from its legacy nutraceutical and health & wellness clients to source CBD infused finished products and bulk ingredients.

management discussion and analysis of the financial situation and operating results

CORPORATE STRATEGY

Neptune’s vision is to provide wellness solutions that deliver optimal health and wellness. Our mission is to leverage our scientific and innovation expertise to create and provide our B2B and B2C customers with the best-available nutritional products and wellness solutions.

Markets – Canada

According to a report published by RBC Capital Markets in December 2018, Canadian spending on cannabis is at similar levels to wine and spirits spending. RBC predicts that the shift away from the illicit market into the legal market is expected to exceed 80% by 2022. The Canadian recreational cannabis market at the wholesale level is expected to reach $3.4 billion by 2022 according to RBC, with the medical market representing an incremental $1 billion. Neptune believes that the Canadian nutraceutical and wellness market for CBD product is also a significant opportunity which could develop over time.

Markets – United-States

According to a report published by Cowen Washington Research Group in February 2019, the hemp extracts and CBD market in the United-States is expected to reach US$16 billion dollar by 2025 which includes nutraceuticals, topicals, beverages, food, beauty and vapor products. In a summary report from HelloMD/Brightfield Group published in 2018, the three main reasons for consuming CBD are anxiety, pain and general relaxation.

The passage of the 2018 Farm Bill in 2018, and simultaneous acknowledgment by the U.S. Food and Drug Administration (‟FDA”) of the Generally Recognized As Safe (‟GRAS”) status of three hemp seed-derived ingredients, fuelled the already heightened consumer demand for hemp products, and specifically, hemp extracts. Although the U.S. FDA is currently deliberating their approach on how consumer products containing hemp-derived CBD will be regulated and the United States Department of Agriculture (‟USDA”) is in the process of developing regulations governing the production of hemp in the U.S., numerous companies are initiating product development strategies to meet demand for these products once a clear path to market is provided by the regulatory agencies. Neptune intends to operate its activities in compliance with applicable state and federal U.S. laws.

Our B2B strategy

Consistent with our strategic focus of providing wellness products while leveraging our know-how, large-scale extraction and application technology capabilities, our objective is to become a world leader in extraction, purification and formulation of value-added cannabis products and hemp extracts. With our B2B strategy we intend to pursue two business verticals: (i) Extract and purify cannabis and hemp biomass received from our customers and return concentrated crude oil in a bulk format back to the same customers, and (ii) Provide turnkey formulation, manufacturing and packaging solutions where we transform cannabinoids extracts into finished products, after which we label, seal and package onsite. These finished products could include tinctures, sprays, topicals, vapor products and edibles and beverages.

In Canada, we signed multi-year agreements to provide extraction services to Canopy Growth Corporation (‟Canopy”) and Tilray Inc. We also signed a multi-year agreement with The Green Organic Dutchman (‟TGOD”) to provide extraction, formulation and manufacturing services and transform TGOD’s biomass into finished product forms which include tinctures, capsules, vape pens and topical products amongst others. We have other extraction clients for which we provide extraction services without long-term contracts.

In the United-States we provide extraction services to hemp farmers using our cutting-edge cold ethanol equipment located at our Conover facility in North Carolina. We extract cannabinoids and terpenes within the hemp flower and purify them into full and broad-spectrum hemp extracts. Broad hemp spectrum extracts have a higher cannabinoid concentration and are well suited for ingestible products given most of the hemp aftertaste has been removed. Full hemp spectrum extracts retain more terpenes and benefit from an “entourage effect” believed to have a higher potency than broad-spectrum hemp extracts and are regularly used in topical products. We are implementing improved procedures and policies at our Conover facility to meet quality assurance and quality control specifications.

The market for hemp extracts in the United States has seen a significant level of volatility in the last twelve months where pricing for hemp derived CBD refined oil has declined by more than 60%. This decrease in bulk hemp extract prices is having a negative impact on the Company’s B2B bulk extract sales. Prices for hemp biomass have followed a similar pattern which has put pressure management discussion and analysis of the financial situation and operating results on tolling fees in the United States. Given the nascent nature of the federally legal hemp extract industry the Company has limited visibility on the evolution of future prices. Based on an internal assessment of Neptune’s opportunities, business risks and market conditions, we have decided to deemphasize our U.S. tolling activities to increase our focus on bulk oil sales, turnkey solutions, our branded products and consumer product relationships.

We also entered into supply contracts with large health and wellness companies in the United States and supply them with bulk hemp-derived extracts oil which they transform into finished products to be commercialized under their brands. We source our hemp from a selected group of two dozen hemp farmers based in the United States. The biomass is received at our facility in North Carolina where we extract, purify and blend the cannabinoids into bulk extracts.

Our B2C strategy

We recently launched our Forest Remedies® and Ocean Remedies™ brands. Under our Forest Remedies™ brand, we intend to commercialize a full line of health and wellness products with and without CBD. The initial launch of the Forest Remedies™ brand will be focused in the United-States and will expand to Canada once we obtain our license amendment from Health Canada to include the authorization to sell cannabis products. Neptune expects the Forest Remedies™ brand to be available at retailers across the United States.

Neptune is also rebranding OCEANO³ to Ocean Remedies™. The Company’s omega-3 products will be commercialized under Ocean Remedies™ brand. Among the several initiatives underway is a clinical study to determine if MaxSimil® fish oil, when used as a carrier oil, can increase the absorption of cannabinoids in humans. We have increased our clinical activity because of the benefits we anticipate in combining our omega-3 formulations with cannabinoids and have increased the size of our R&D team accordingly.

Forest Remedies™. Forest Remedies™ products have been carefully crafted using Neptune’s hemp extracts which are produced with our proprietary extraction process and tested for purity at third-party laboratories. We extract active ingredients from the hemp plant using non-GMO ethanol, refined for maximum cannabinoid retention to produce high-quality, activated full spectrum extracts with profiles that reflect the natural composition of the hemp plant.

Ocean Remedies™. Ocean Remedies™ offers consumers a rich source of omega-3 supplements. The omega-3 fatty acids in the Ocean Remedies™ krill oil have been demonstrated to be 2.5 times better absorbed than fish oil¹. Ocean Remedies™ krill oil offers high eicosapentaenoic acid (EPA), docosahexaenoic acid (DHA), phospholipid levels and astaxanthin, a natural antioxidant. Ocean Remedies™ has been certified by Friend of the Sea for sustainable krill harvesting.

In Canada we plan to commercialize, under the Neptune® brand, derived product forms of cannabis such as tinctures, capsules, concentrates and other refined products destined to frequent cannabis consumers. We will accelerate our commercialization efforts upon receipt of our license from Health Canada to sell cannabis products. We plan to first distribute our cannabis 2.0 products in the province of Quebec and expand nationally afterwards.

Strategic Partnership with American Media LLC

On October 4, 2019, Neptune announced a new strategic partnership with American Media LLC (“American Media”) to help support the growth of Neptune’s brands in the U.S., including Forest Remedies™ and Ocean Remedies™. American Media owns and operates leading celebrity and health & fitness media brands such as Men’s Journal®, Us Weekly®, OK!, Life & Style and enthusiast brands including Powder, Surfer and Bike. Their portfolio of brands has a combined total circulation of over 5.7 million and reach over 53 million readers each month. American Media’s wide reach in mobile and online media is impressive with over 65 million unique visitors and over 762 million page views monthly. This wide reach will help accelerate the growth of Neptune’s consumer-facing products into the U.S. retail landscape.

¹Clinical Study Report. NO. BTS 275/07, Feb. 16, 2009. Esslingen, Germany.

management discussion and analysis of the financial situation and operating results

Under the terms of the partnership agreement, American Media will provide advertising and creative services to Neptune to support the marketing and commercialization of Neptune’s consumer-facing brands in the U.S. American Media will also have the opportunity to become a shareholder in Neptune with the issuance to American Media of 3,000,000 warrants, each warrant allowing the holder to purchase one common share of Neptune at an exercise price of US$8.00 per share and with a 5-year expiration date (October 3, 2024). The warrants, granted in exchange of services, vest proportionally to the services rendered. The fair value of the warrants is based on the fair value of the services which are reliably measurable. The fair value has been estimated to $15.8 million (US$12 million) of which $824 was recognized as an expense during the three-month period ended December 31, 2019.

Definitive Agreement with International Flavors & Fragrances

On November 11, 2019 Neptune announced that it entered into a collaboration agreement with International Flavors & Fragrances Inc. (“IFF”) to co-develop hemp-derived products for the mass retail and health & wellness markets. Under this strategic product development partnership, IFF will leverage its intellectual property for taste, scent and nutrition to provide essential oils and product development resources.

Neptune will leverage its proprietary cold ethanol extraction processes and formulation intellectual property to deliver high quality, full- and broad-spectrum extracts for the development, manufacture and commercialization of hemp-derived products, infused with essential oils, for the cosmetics, personal care and home care markets. The agreement represents a significant event in the development of Neptune’s global cannabis business, expanding our business model from primarily B2B to include a robust B2C business platform.

Under the terms of the agreement, IFF also has the opportunity to become a shareholder of Neptune through the issuance to IFF of 2,000,000 warrants, each warrant allowing the holder to purchase one common share of Neptune at an exercise price of US$12.00 per share with a 5-year expiration date (November 7, 2024). The warrants, granted in exchange of services, vest in four equal biannual installments. As at December 31, 2019, the fair value of the services to be rendered has been estimated with the Black-Scholes option pricing model to be $1.6 million (US$1.2 million) of which $229 was recognized as an expense during the three-month period ended December 31, 2019. Each quarter-end, the fair value of the non vested warrants will be revaluated.

CORPORATE DEVELOPMENT

Updates on Non-Core Investments

On January 13, 2020, Neptune announced the sale of 1,964,694 shares of Acasti Pharma Inc. for net proceeds of $5,318 as part of a monetizing process for the Company’s non-core investments. Neptune still owns 1 million shares in Acasti. The net proceeds are intended to be channeled towards the deployment of Neptune’s cannabis 2.0 products.

Amended and Restated Agreement with Canopy

On November 20, 2019, Neptune announced that Canopy and Neptune mutually decided to review the terms of their processing agreement. The parties have agreed to an amended schedule of processing volumes committed to Neptune by Canopy. In addition, the parties agreed to remove certain preferential rights previously granted to Canopy with respect to Neptune’s capacity and pricing. Effective June 30, 2020, volume and pricing will be negotiated between the two parties based on market conditions. The 3-year term of the agreement remains unchanged and expires on June 30, 2022.

Completion of a Private Placement

On July 18, 2019, Neptune completed a private placement with both existing and new institutional investors resulting in gross proceeds to the Company of $53,971 (US$41,430) (“The Offering”). Upon closing of the Offering, the Company issued an aggregate of 9,415,910 common shares of the Company (“Shares”) at a purchase price of US$4.40 per share. A portion of the net proceeds from the Offering was used by the Company to fund the initial cash consideration for the acquisition of the assets of SugarLeaf while the balance of such net proceeds will be used for working capital and general corporate purposes, as explained below.

Change to the Board of Directors

On February 12, 2020, Neptune announced the resignation of Philippe Trudeau from the Board of Directors following his recent appointment as President and CEO at Adrien Gagnon Natural Health Inc. Effective February 12, 2020, Richard Schottenfeld will be replacing Mr. Trudeau as Chair person of the Compensation and Human Resources Committee of the Company.

management discussion and analysis of the financial situation and operating results

Issuance of Shares

During the nine-month period ended December 31, 2019, Neptune issued (i) 1,320,818 common shares of the Corporation for stock options exercised, (ii) 333,279 common shares for deferred share units released and (iii) 600,000 common shares to the former CEO of the Corporation as part of a settlement regarding severance entitlements under his employment contract terminated in April 2014. During the nine-month period ended December 31, 2019, Neptune also issued 750,000 common shares of the Corporation upon the exercise of warrants for a total cash consideration of $2,527. During the nine-month period ended December 31, 2019, the Corporation issued 246,361 common shares for restricted share units released as part of the CEO’s employment agreement. As described above, in July 2019, (i) 9,415,910 common shares were issued by the Corporation in connection with a private placement and (ii) 1,587,301 common shares were issued as part of the consideration in connection with the SugarLeaf Transaction. As at December 31, 2019, there were 5,000,000 warrants outstanding (156,250 of which were exercisable) compared to 750,000 warrants outstanding at March 31, 2019.

SUBSEQUENT EVENT

On February 5, 2020, Neptune expanded its strategic partnership with American Media, where American Media will provide advertising and creative services to Neptune to support the marketing and commercialization of Neptune’s Ocean Remedies™ brand in the U.S. According to the terms of the agreement, American Media will provide Neptune with marketing and creative services valued at US$4.7 million in exchange for 1,175,000 warrants which Neptune will issue to American Media. Each warrant gives the holder the right to purchase one common share of Neptune at an exercise price of $US8.00 per share and with an expiration date of 5-year. The issuance of these warrants is subject to the Toronto Stock Exchange approval.

SEGMENT DISCLOSURES

The Corporation’s reportable segments are the nutraceutical and the cannabis segments. The nutraceutical segment offers turnkey solutions including services such as raw material sourcing, formulation, quality control and quality assurance primarily for omega-3 and hemp-derived ingredients under different delivery forms such as softgels, capsules and liquids. In the cannabis segment, Neptune provides extraction and purification services from cannabis and hemp biomass. The Company also offers formulation and manufacturing solutions for value added product forms such as tinctures, sprays, topicals, vapor products and edibles and beverages.

Information regarding the results of each reportable segment is included below. Performance is measured based on segment income (loss) before corporate expenses, as included in the internal management reports that are reviewed by the Corporation’s Chief Operating Decision Maker, as management believes that such information is the most relevant in evaluating the results of our segments relative to other entities that operate within these industries. Due to the impairment of goodwill and change in fair value of the contingent consideration in the cannabis segment during the quarter, performance is now measured using segment income (loss) before corporate expenses. The prior periods did not require adjustments as the only difference between the prior measure of “segment income (loss) from operating activities before corporate expenses” and the new measure of “segment income (loss) before corporate expenses” is the change in fair value of contingent consideration which only occurred in fiscal 2020.

The Sherbrooke and North Carolina facilities are used for the extraction, purification and formulation of cannabis and hemp oil extracts and are presented under the cannabis segment information.

management discussion and analysis of the financial situation and operating results

Selected financial information by segment is as follows:

The following tables show selected financial information by segments:

Three-month period ended December 31, 2019

	Nutraceutical	Cannabis	Corporate	Total
	$	$	$	$
Total revenues	6,336	2,811	28	9,175
Gross profit	1,867	(1,934)	28	(39)

R&D expenses, net of tax credits and grants	(252)	(789)		(1,041)
SG&A expenses	(1,199)	(3,264)		(4,463)
Impairment loss on goodwill	-	(44,096)		(44,096)
Segment income (loss) from operating activities	416	(50,083)	28	(49,639)

Change in fair value of contingent consideration		64,509		64,509
Segment income before corporate expenses	416	14,426	28	14,870

Unallocated costs:
Corporate general and administrative expenses			(8,693)	(8,693)
Net finance costs			(569)	(569)
Income tax expense			(5)	(5)
Net income				5,603

Adjusted Segment EBITDA[1] reconciliation
Segment income before corporate expenses	416	14,426
Add:
Depreciation and amortization	170	2,261
Impairment loss on goodwill	-	44,096
Change in fair value of contingent consideration	-	(64,509)
Stock-based compensation	121	211
Adjusted Segment EBITDA[1]	707	(3,515)

Adjusted EBITDA[1] reconciliation
Net income				5,603
Add (deduct):
Depreciation and amortization				2,556
Net finance costs				569
Change in fair value of contingent consideration				(64,509)
Stock-based compensation				4,503
Litigation provisions				72
Impairment loss on goodwill				44,096
Acquisition costs				51
Income tax expense				5
Adjusted EBITDA[1]				(7,054)

1 The Adjusted Segment EBITDA and the Adjusted EBITDA are not standard measures endorsed by IFRS requirements.

management discussion and analysis of the financial situation and operating results

Three-month period ended December 31, 2018

	Nutraceutical	Cannabis	Corporate	Total
	$	$	$	$
Total revenues	6,538	-		6,538
Gross profit	2,228	-		2,228

R&D expenses, net of tax credits and grants	(130)	(1,647)		(1,777)
SG&A expenses	(1,203)	(497)		(1,700)
Segment income (loss) before corporate expenses	895	(2,144)		(1,249)

Unallocated costs:
Corporate general and administrative expenses			(2,378)	(2,378)
Net finance income			31	31
Income tax expense			(62)	(62)
Net loss				(3,658)

Adjusted Segment EBITDA[1] reconciliation
Segment income (loss) before corporate expenses	895	(2,144)
Add:
Depreciation and amortization	188	561
Stock-based compensation	126	277
Adjusted Segment EBITDA[1]	1,209	(1,306)

Adjusted EBITDA[1] reconciliation
Net loss				(3,658)
Add (deduct):
Depreciation and amortization				804
Net finance income				(31)
Stock-based compensation				900
Income tax expense				62
Adjusted EBITDA[1]				(1,923)

1 The Adjusted Segment EBITDA and the Adjusted EBITDA are not standard measures endorsed by IFRS requirements.

management discussion and analysis of the financial situation and operating results

Nine-month period ended December 31, 2019

	Nutraceutical	Cannabis	Corporate	Total
	$	$	$	$
Total revenues	15,778	4,069	200	20,047
Gross profit	4,813	(5,755)	200	(742)

R&D expenses, net of tax credits and grants	(420)	(1,504)		(1,924)
SG&A expenses	(3,342)	(5,340)		(8,682)
Impairment loss on goodwill	-	(44,096)		(44,096)
Segment income (loss) from operating activities	1,051	(56,695)	200	(55,444)

Change in fair value of contingent consideration	-	60,426		60,426
Segment income before corporate expenses	1,051	3,731	200	4,982

Unallocated costs:
Corporate general and administrative expenses			(26,586)	(26,586)
Net finance costs			(93)	(93)
Income tax recovery			73	73
Net loss				(21,624)

Adjusted Segment EBITDA[1] reconciliation
Segment income before corporate expenses	1,051	3,731
Add:
Depreciation and amortization	506	4,897
Impairment loss on goodwill	-	44,096
Change in fair value of contingent consideration	-	(60,426)
Stock-based compensation	363	826
Adjusted Segment EBITDA[1]	1,920	(6,876)

Adjusted EBITDA[1] reconciliation
Net loss				(21,624)
Add (deduct):
Depreciation and amortization				5,772
Net finance costs				93
Change in fair value of contingent consideration				(60,426)
Stock-based compensation				13,239
Litigation provisions				231
Impairment loss on goodwill				44,096
Acquisition costs				2,211
Severance and related costs[3]				1,263
Income tax recovery				(73)
Adjusted EBITDA[1]				(15,218)

Total assets	22,419	160,616	24,508	207,543
Cash, cash equivalents and short-term investment	1,024	454	19,341	20,819
Working capital[2]	4,070	3,817	15,649	23,536

1 The Adjusted Segment EBITDA and the Adjusted EBITDA are not standard measures endorsed by IFRS requirements.

2 The working capital is presented for information purposes only and represents a measurement of the Corporation’s short-term financial health mostly used in financial circles. The working capital is calculated by subtracting current liabilities from current assets. Because there is no standard method endorsed by IFRS, the results may not be comparable to similar measurements presented by other public companies.

3 On July 8, 2019, Neptune appointed a new Chief Executive Officer (“CEO”) and Member of the Board of Directors. Jim Hamilton stepped down from his role as CEO. According to his amended employment agreement, Jim Hamilton was entitled to a termination severance and his unvested options vested based on a prorate basis of his termination employment date.

management discussion and analysis of the financial situation and operating results

Nine-month period ended December 31, 2018

	Nutraceutical	Cannabis	Corporate	Total
	$	$	$	$
Total revenues	18,778	–		18,778
Gross profit	6,078	–		6,078

R&D expenses, net of tax credits and grants	(316)	(4,825)		(5,141)
SG&A expenses	(3,386)	(1,473)		(4,859)
Segment income (loss) before corporate expenses	2,376	(6,298)		(3,922)

Unallocated costs:
Corporate general and administrative expenses			(6,561)	(6,561)
Net finance costs			(171)	(171)
Income tax expense			(154)	(154)
Net loss				(10,808)

Adjusted Segment EBITDA[1] reconciliation
Segment income (loss) before corporate expenses	2,376	(6,298)
Add:
Depreciation and amortization	562	1,571
Stock-based compensation	369	802
Adjusted Segment EBITDA[1]	3,307	(3,925)

Adjusted EBITDA[1] reconciliation
Net loss				(10,808)
Add (deduct):
Depreciation and amortization				2,291
Net finance costs				171
Stock-based compensation				2,785
Income tax expense				154
Adjusted EBITDA[1]				(5,407)

Total assets	21,097	49,434	22,085	92,616
Cash, cash equivalents and short-term investments	918	–	14,725	15,643
Working capital[2]	2,069	(1,366)	13,721	14,424

1 The Adjusted Segment EBITDA and the Adjusted EBITDA are not standard measures endorsed by IFRS requirements.

2 The working capital is presented for information purposes only and represents a measurement of the Corporation’s short-term financial health mostly used in financial circles. The working capital is calculated by subtracting current liabilities from current assets. Because there is no standard method endorsed by IFRS, the results may not be comparable to similar measurements presented by other public companies.

management discussion and analysis of the financial situation and operating results

Key ratios of the nutraceutical segment

	Three-month periods ended		Nine-month periods ended
	December 31,	December 31,	December 31,	December 31,
	2019	2018	2019	2018
Key ratios (in % of total revenues):
Gross margin	29%	34%	31%	32%
R&D expenses net of tax credits and grants	4%	2%	3%	2%
SG&A expenses	19%	18%	21%	18%

OPERATING RESULTS OF THE NUTRACEUTICAL SEGMENT

Revenues

Total revenues for the three-month period ended December 31, 2019 amounted to $6,336, representing a decrease of $202 or 3% compared to $6,538 for the three-month period ended December 31, 2018 and in comparison with the second quarter ended September 30, 2019, the increase amounted to $1,187 or a growth of 23%. Total revenues for the nine-month period ended December 31, 2019 amounted to $15,778, representing a decrease of $3,000 or 16% compared to $18,778 for the nine-month period ended December 31, 2018. The decrease for the three-month and nine-month periods ended December 31, 2019 is mainly attributable to timing of orders of our nutrition business, partially offset by the revenues from the hemp market for which we started to invoice in the third quarter.

Total revenues for the three-month period ended December 31, 2019 include $340 of royalty revenues compared to $406 for the three-month period ended December 31, 2018. Total revenues for the nine-month period ended December 31, 2019 include $1,030 of royalty revenues compared to $1,164 for the nine-month period ended December 31, 2018. Royalty streams come from licensing agreements on MaxSimil® and on an existing licensing agreement that was excluded from the sale of assets that occurred in 2017. The decrease of royalty revenues for the three-month and nine-month periods ended December 31, 2019 is related to the timing of sales of our licenses.

Gross Profit

Gross profit is calculated by deducting the cost of sales from total revenues. Cost of sales consists primarily of costs incurred to manufacture products, including sub-contractors, freight expenses and duties on raw materials, storage and handling costs and lab testing on raw materials and finish goods.

Gross profit for the three-month period ended December 31, 2019 amounted to $1,867 compared to $2,228 for the three-month period ended December 31, 2018. Gross profit for the nine-month period ended December 31, 2019 amounted to $4,813 compared to $6,078 for the nine-month period ended December 31, 2018. The decrease in gross profit for the three-month and nine-month periods ended December 31, 2019 is directly related to the decrease in sales and royalty revenues as explained above.

Gross margin decreased from 34% for the three-month period ended December 31, 2018 to 29% for the three-month ended December 31, 2019. The decrease in gross margin versus the comparative period last year is mainly related to products revenue mix and a decrease in royalty revenues. Gross margin was stable at 31% for the nine-month period ended December 31, 2019 compared to 32% for the nine-month period ended December 31, 2018.

Research and Development (R&D) Expenses Net of Tax Credits and Grants

R&D expenses net of tax credits and grants amounted to $252 in the three-month period ended December 31, 2019 compared to $130 for the three-month period ended December 31, 2018, an increase of $122. R&D expenses net of tax credits and grants amounted to $420 in the nine-month period ended December 31, 2019 compared to $316 for the nine-month period ended December 31, 2018, an increase of $104. The increase for the three-month and nine-month periods ended December 31, 2019 is attributable to investments in MaxSimil projects and clinical studies.

management discussion and analysis of the financial situation and operating results

Selling, General and Administrative (SG&A) Expenses

SG&A expenses amounted to $1,199 in the three-month period ended December 31, 2019 compared to $1,203 for the three-month period ended December 31, 2018. SG&A expenses amounted to $3,342 in the nine-month period ended December 31, 2019 compared to $3,386 for the nine-month period ended December 31, 2018, mostly stable year-over-year.

Adjusted Segment EBITDA1 before corporate expenses

Adjusted Segment EBITDA of the nutraceutical segment amounted to $707 for the three-month period ended December 31, 2019, a decrease of $502 compared to an adjusted Segment EBITDA of $1,209 for the three-month period ended December 31, 2018. Adjusted Segment EBITDA of the nutraceutical segment amounted to $1,920 for the nine-month period ended December 31, 2019, a decrease of $1,387 compared to an adjusted Segment EBITDA of $3,307 for the nine-month period ended December 31, 2018. The decrease in Adjusted segment EBITDA for the three-month and nine-month periods ended December 31, 2019 compared to the three-month and nine-month periods ended December 31, 2018 is mainly attributable to the gross profit decrease and the increase in R&D expenses net of tax credits and grants as explained above.

OPERATING RESULTS OF THE CANNABIS SEGMENT

Revenues

Neptune commenced commercial cannabis extraction at its Sherbrooke, Quebec facility during the fourth quarter of fiscal year 2019. Revenues include the operations of SugarLeaf from the acquisition date July 24, 2019. Total revenues for the three-month and nine-month periods ended December 31, 2019 attributable to the cannabis segment amounted to $2,811 and $4,069, respectively.

Gross Profit

Total gross profit attributable to the cannabis segment for the three-month and nine-month periods ended December 31, 2019 was ($1,934) and ($5,755), respectively. Included in cost of goods sold are the Corporation’s fixed costs and overhead of the Sherbrooke and North Carolina facilities and related depreciation and amortization expenses, both of which represent the majority of the cost of goods sold for the three-month and nine-month periods ended December 31, 2019. An impairment loss on inventories of $1,015 due to a decline in hemp-derived CBD refined oil pricing is also included in the cost of goods sold for the three-month and nine-month periods ended December 31, 2019.

Research and Development (R&D) Expenses Net of Tax Credits and Grants

R&D expenses net of tax credits and grants of the cannabis segment amounted to $789 in the three-month period ended December 31, 2019 compared to $1,647 for the three-month period ended December 31, 2018. R&D expenses net of tax credits and grants of the cannabis segment amounted to $1,504 in the nine-month period ended December 31, 2019 compared to $4,825 for the nine-month period ended December 31, 2018. The decrease for the three-month and nine-month periods ended December 31, 2019 is mainly related to the reclassification of salaries and benefits and facility costs and overhead which are now presented in cost of sales since commercial operations commenced, partially offset by a non-cash expense related to co-development services rendered in exchange of warrants for an amount of $229 and the R&D expenses of SugarLeaf.

Depreciation and amortization of nil and stock-based compensation of $100 for the three-month period ended December 31, 2019 are included in this R&D amount compared to respectively $561 and $117 for the three-month period ended December 31, 2018. Depreciation and amortization of nil and stock-based compensation of $271 for the nine-month period ended December 31, 2019 are included in this R&D amount compared to respectively $1,571 and $333 for the nine-month period ended December 31, 2018. Depreciation and amortization of the facility and extraction and laboratory equipment is now presented under cost of sales.

Selling, General and Administrative (SG&A) Expenses

SG&A expenses of the cannabis segment amounted to $3,264 in the three-month period ended December 31, 2019 compared to $497 for the three-month period ended December 31, 2018. SG&A expenses of the cannabis segment amounted to $5,340 in the nine-month period ended December 31, 2019 compared to $1,473 for the nine-month period ended December 31, 2018. The

[1] The Adjusted Segment EBITDA is not a standard measure endorsed by IFRS requirements.

management discussion and analysis of the financial situation and operating results increase in SG&A expenses for the three-month and nine-month periods ended December 31, 2019 is mainly attributable to the acquisition of SugarLeaf and to a non-cash marketing expense rendered in exchange of warrants for an amount of $824.

Stock-based compensation of $126 and $392, respectively, for the three-month and nine-month periods ended December 31, 2019 are also included in this SG&A amount compared to $160 and $469, respectively, for the three-month and nine-month periods ended December 31, 2018.

Adjusted Segment EBITDA1 before corporate expenses

Adjusted Segment EBITDA amounted to ($3,515) for the three-month period ended December 31, 2019 compared to ($1,306) for the three-month period ended December 31, 2018. Adjusted Segment EBITDA amounted to ($6,876) for the nine-month period ended December 31, 2019 compared to ($3,925) for the nine-month period ended December 31, 2018. The decrease in Adjusted Segment EBITDA for the three-month and nine-month periods ended December 31, 2019 is mainly attributable to the operating loss of SugarLeaf and the negative gross margin before stock-based compensation and depreciation and amortization.

Acquisition of the Assets of SugarLeaf

On July 24, 2019, Neptune completed the acquisition of the assets of SugarLeaf. Neptune paid an initial consideration for SugarLeaf of $23,737 (US$18,062), a combination of $15,770 (US$12,000) in cash and $7,967 (US$6,062) or 1,587,301 in common shares. Additionally, by achieving certain annual adjusted EBITDA and other performance targets, earnouts could reach $173,474 (US$132,000). A portion of the earnout is to be paid by the issuance of a fixed number of shares upon the achievement of certain performance targets. The three additional earnout payments are to be paid over the next three years with a combination of cash or common shares, with at least 50% in cash.

As at September 30, 2019, the Corporation had included $114,966 as contingent consideration, which represented its fair value at the date of acquisition, net of the initial consideration paid. Of the total contingent consideration, an amount of $20,590 has been classified as contributed surplus, representing the fair value at the date of acquisition of the fixed number of shares that are required to be issued upon the achievement of certain performance targets. The contingent consideration classified as contributed surplus will not be remeasured and settlement is accounted for in equity. Contingent consideration of $94,376 was classified as a liability representing the present value of the expected payout in cash or a variable number of common shares for the earnouts of the next three years. The contingent consideration classified as a liability is required to be remeasured at fair value at each reporting date and subsequent changes to the fair value will be recognized in the statement of earnings. As at December 31, 2019, the fair value of the contingent consideration liability was revalued to $33,927 (refer to change in fair value of contingent consideration below).

The acquisition has been accounted for using the acquisition method with the results of the operations of SugarLeaf being included in the consolidated financial statements since the date of acquisition. The contingent consideration liability is included in Level 3 of the fair value hierarchy. The fair value is determined considering the expected earnout payments, discounted to present value using a risk-adjusted discount rate of 16% for cash-based payments and 26.3% for earnout payments payable in cash or common shares. The risk-adjusted discount rate was calculated based on SugarLeaf’s weighted average cost of capital. The key unobservable inputs used related to the risk-adjusted discount rate, forecasted sales growth and EBITDA, growth margin as well as projected selling, general and administrative expenses.

Varying the above risk-adjusted discount rate to reflect a 1% movement would have the following effects on the contingent consideration at the acquisition date, assuming that all other variables remained constant:

	Increase	Decrease
Effect of change in assumption on:
Contingent consideration - Classified as a liability	$(1,077)	$1,106
Contingent consideration - Classified as contributed surplus	(56)	57
	$(1,133)	$1,163

[1] The Adjusted Segment EBITDA is not a standard measure endorsed by IFRS requirements.

management discussion and analysis of the financial situation and operating results

The initial cash consideration of this transaction was funded with the proceeds of the private placement. On July 18, 2019, the Corporation completed a private placement of 9,415,910 common shares with both existing and new institutional investors resulting in gross proceeds to the Corporation of approximately $53,971 (US$41,430). Transaction costs related to the private placement amounted to approximately $2,510 resulting in net proceeds of $51,461.

The following table summarizes the purchase price of the acquisition, the fair value of the identifiable assets acquired and liabilities assumed as of the acquisition date:

Assets acquired
Trade and other receivables	$151
Inventories	1,131
Property and equipment	2,007
Right-of-use asset	500
Customer relationships	9,173
Farmer relationships	12,209
25,171

Liabilities assumed
Trade and other payables	$126
Lease liability	523
649

Net assets acquired	24,522

Goodwill	115,747

Gross purchase consideration	$140,269

Less: Settlement of pre-existing relationship	(1,566)

Purchase price	$138,703

Consist of:
Cash	$15,770
Common shares	7,967
Contingent consideration - Classified as a liability	94,376
Contingent consideration - Classified as contributed surplus	20,590
Purchase price	$138,703

Through SugarLeaf, Neptune establishes a U.S.-based hemp extract supply chain, gaining a 24,000 square foot facility located in the U.S. Southeast region. SugarLeaf's cold ethanol processing facility with a processing capacity of 1,500,000 kg uses hemp cultivated by licensed American growers to yield high-quality full and broad-spectrum hemp extracts.

The 2018 Farm Bill, which was signed into law on December 20, 2018, amended federal law to provide that all parts of the cannabis plant (including its cannabinoids, derivatives and extracts) containing a delta-9 THC concentration of not more than 0.3% on a dry weight basis would be classified as hemp and would no longer be considered controlled substances. However, despite the passage of the 2018 Farm Bill, there remains a patchwork of Federal and State legislation and uncertainties in their application that could materially impact the Company's business and financial condition. Additionally, demand for products containing cannabis, hemp or their derivatives is dependent on a number of social, political and economic factors that are management discussion and analysis of the financial situation and operating results beyond the Company's control, each of which could cause price fluctuations or decreases in market demand or supply that could adversely affect the Company's business, financial condition, results of operations and prospects.

From the date of acquisition, the SugarLeaf business has contributed $521 and $773, respectively, to the consolidated revenue for the three-month and nine-month periods ended December 31, 2019 and $3,014 and $4,325 of net loss to the consolidated net income (loss) from operations excluding the impairment loss on goodwill for the three-month and nine-month periods ended December 31, 2019 of the Corporation. Had this business combination been effected as at the beginning of the 2020 fiscal year, management estimates that the Corporation’s consolidated revenues for the nine-month period ended December 31, 2019 would have been approximately $20,327, respectively, and the consolidated net income (loss) excluding the impairment loss on goodwill for the nine-month period would have been approximately $38,057. The Corporation considers these pro-forma figures to represent an initial approximate measure of the performance of the combined Corporation and to provide an initial reference point of comparisons in future periods. In determining these amounts, management has assumed the fair value adjustments, and acquisition costs related to this business combination, would have been the same as if the acquisition would have occurred on April 1st, 2019.

Neptune and SugarLeaf were parties to a pre-existing agreement under which Neptune made prepayments for the purchase of product from SugarLeaf of $1,566. The pre-existing relationship was effectively terminated when Neptune acquired SugarLeaf.

Acquisition-related costs for the three-month and nine-month periods ended December 31, 2019 of $51 and $2,211, respectively, have been excluded from the consideration transferred and have been recognized as an expense within selling, general and administrative expenses in the consolidated statement of earnings and comprehensive loss and within the corporate segment.

The goodwill recognized in connection with this acquisition is primarily attributable to synergies with existing business, and other intangibles that do not qualify for separate recognition including assembled workforce. Goodwill has been allocated to the cannabis segment, which represents the lowest level at which goodwill is monitored internally. Goodwill and intangible assets are deductible for income tax purposes.

As at December 31, 2019, this purchase price allocation is preliminary. The final purchase price allocation could result in changes to the fair value of assets acquired and liabilities assumed.

Contingent consideration

Change in fair value of contingent consideration liability:

Balance at March 31, 2019	$–
Additions through a business combination	94,376
Change in fair value	(60,426)
Effect of movements in exchange rates	(23)
Balance at December 31, 2019	$33,927

The contingent consideration liability is included in Level 3 of the fair value hierarchy. The fair value of the contingent liability was remeasured as at 31 December 2019 which included consideration of revised expected earnout payments, discounted at 15.0% for payments to be paid in cash (16.0% at acquisition) and 20.0% for payments to be paid in cash or in shares (26.3% at acquisition). The risk-adjusted discount rates were calculated based on SugarLeaf’s weighted average cost of capital and incorporate risk factors specific to each category of contingent consideration. The decrease in risk-adjusted discount rates from the acquisition date is due to the decrease in the inherent risk of the projected cash flows used to estimate payments.

The key unobservable inputs used related to the risk-adjusted discount rate, forecasted sales growth and EBITDA, growth margin as well as projected selling, general and administrative expenses. The forecasted sales growth and EBITDA decreased from those used at the date of acquisition due to a decline in hemp derived CBD refined oil pricing to $2.5 per kilogram ($5 at acquisition) as well as a decrease in forecasted sales volumes.

management discussion and analysis of the financial situation and operating results

Varying the above risk-adjusted discount rate to reflect a 1% movement would have the following effects on the contingent consideration at December 31, 2019, assuming that all other variables remained constant:

	Increase	Decrease
Effect of change in assumption on:
Contingent consideration - Classified as a liability	$(514)	$526

Varying the above hemp derived CBD refined oil pricing to reflect a 10% movement in the price would have the following effects on the contingent consideration at December 31, 2019, assuming that all other variables remained constant:

	Increase	Decrease
Effect of change in assumption on:
Contingent consideration - Classified as a liability	$8,301	$(8,301)

Goodwill

An impairment test of goodwill is performed on an annual basis, or more frequently if an impairment indicator is triggered. Impairment is determined by assessing the recoverable amount of the group of cash-generating units ("CGU") to which goodwill is allocated and comparing it to the CGUs’ carrying amount. For the purpose of impairment testing, this represents the lowest level within the Corporation at which the goodwill is monitored for internal management purposes.

During the third quarter of 2020, management determined there was an impairment indicator due to a decline in hemp derived CBD refined oil pricing as well as a decrease in forecasted sales volumes for the SugarLeaf CGU. The recoverable amount of the SugarLeaf CGU was determined using the value in use basis and was determined to be lower than the carrying value, resulting in a goodwill impairment loss of $44,096.

The value in use was estimated using discounted cash flow forecasts with a discount rate of 20%. The discount rate represents the weighted average cost of capital ("WACC") for comparable companies operating in similar industries as the CGU, based on publicly available information.

Determination of the WACC requires separate analysis of the cost of equity and debt and considers a risk premium based on an assessment of risks related to the projected cash flows of the CGU.

Cash flows were projected using actual operating results, past experience and four-year financial budgets that reflect current economic conditions and include a terminal growth rate of 2%.

The assumptions used by the Corporation in the value in use model are classified as Level 3 in the fair value hierarchy. The model is particularly sensitive to the future expected cash flows in the upcoming periods, should these not be realized, an impairment loss may be needed in future periods.

CONSOLIDATED RESULTS

Corporate general and administrative expenses

The Corporate general and administrative expenses are amounts that are not allocated to the segments and consist of the following types of expenses: salaries and benefits including stock-based compensation of administration and marketing departments, including board of directors, corporate and legal fees, professional fees, communications and investor relations, and expenses related to head office such as insurance, information technology and human resources expenses. Corporate general and administrative expenses amounted to $8,693 for the three-month period ended December 31, 2019 compared to $2,378 for the three-month period ended December 31, 2018, an increase of $6,315. Corporate general and administrative expenses amounted to $26,586 for the nine-month period ended December 31, 2019 compared to $6,561 for the nine-month period ended December 31, 2018, an increase of $20,025. The increase for the three-month period ended December 31, 2019 is mainly attributable to an increase in stock-based compensation of $3,673, an increase in salaries and benefits of $1,293 (an amount of $558 has been recorded for a long-term bonus under employment agreement of the CEO), an increase in legal and management discussion and analysis of the financial situation and operating results corporate fees of $503 and an increase in human resources fees of $304 due to recruiting to grow the workforce. The increase for the nine-month period ended December 31, 2019 is mainly attributable to an increase in stock-based compensation of $10,437, an increase in salaries and benefits of $2,284 (an amount of $1,064 has been recorded for a long-term bonus under employment agreement of the CEO), in severance and related costs of $1,263 related to the CEO change, an increase in litigation legal fees of $1,686, acquisition costs of $2,211 and increase in human resources fees of $617 due to recruiting fees.

Net finance costs

The net finance costs amounted to $569 for the three-month period ended December 31, 2019 compared to a net finance income of $31 for the three-month period ended December 31, 2018, a change of $600. The net finance costs amounted to $93 for the nine-month period ended December 31, 2019 compared to $171 for the nine-month period ended December 31, 2018, a decrease of $78. The increase in net finance costs for the three-month period ended December 31, 2019 is mainly attributable to finance costs on lease liabilities following the adoption of IFRS 16 (refer to "Changes in Accounting Policies and Future Accounting Changes"), a foreign exchange loss and a decrease in finance income. The decrease of net finance costs for the nine-month period ended December 31, 2019 is mainly attributable to a foreign exchange gain due to receiving gross proceeds on the private placement in US dollars, partially offset by finance costs on lease liabilities.

Change in fair value of contingent consideration

The change in fair value of contingent consideration amounted to $64,509 and $60,426, respectively, for the three-month and nine-month periods ended December 31, 2019. Refer to the Contingent consideration section in the cannabis segment results above.

Income taxes

The net income (loss) of the three-month period ended December 31, 2019 includes an income tax expense of $5 compared to $62 for the three-month period ended December 31, 2018. The net loss of the nine-month period ended December 31, 2019 includes an income tax recovery of $73 compared to an income tax expense of $154 for the nine-month period ended December 31, 2018.

Net income (loss)

The Corporation realized a net income for the three-month period ended December 31, 2019 of $5,603 compared to a net loss of $3,658 for the three-month period ended December 31, 2018, an increase of $9,261. The Corporation realized a net loss for the nine-month period ended December 31, 2019 of $21,624 compared to $10,808 for the nine-month period ended December 31, 2018, an increase of $10,816. The net loss to net income transition and the increase in net loss, respectively, for the three-month and nine-month periods ended December 31, 2019 is mainly attributable to an increase in stock-based compensation expense related to the change in CEO, in depreciation and amortization, in impairment loss on goodwill as well as for the same reasons as stated in the Adjusted EBITDA section above, partially offset by a change in fair value of contingent consideration.

Adjusted EBITDA1

Adjusted EBITDA decreased by $5,131 for the three-month period ended December 31, 2019 to an Adjusted EBITDA of ($7,054) compared to the three-month period ended December 31, 2018. Adjusted EBITDA decreased by $9,811 for the nine-month period ended December 31, 2019 to an Adjusted EBITDA of ($15,218) compared to the nine-month period ended December 31, 2018. The decrease in Adjusted EBITDA for the three-month and nine-month periods ended December 31, 2019 compared to the same periods ended December 31, 2018 is mainly attributable to investments made in the cannabis segment to grow the workforce in anticipation of increased sales volume as well as an increase in salaries and benefits. The decrease can also be explained by an increase in legal fees, non-cash expense for marketing and co-development services rendered in exchange of warrants and the operating loss of SugarLeaf.

[1] The Adjusted EBITDA is not a standard measure endorsed by IFRS requirements.

management discussion and analysis of the financial situation and operating results

CONSOLIDATED LIQUIDITY AND CAPITAL RESOURCES

Our operations, R&D program, investment in cannabis activities, capital expenditures and acquisitions are mainly financed through the cash that came from the gross proceeds of the private placement, the sale of the krill business, cash flows from operating activities and liquidities, as well as the issuance of debt, warrants and common shares.

Operating Activities

During the three-month period ended December 31, 2019, the cash used in operating activities amounted to $10,001. The cash flows used by operations before the change in operating assets and liabilities amounted to $6,327. The change in operating assets and liabilities amounting to $3,673, mainly resulting from variations in inventories, trade and other receivables and prepaid expenses which increased the cash flows used by operations to $10,001. This use of cash in operating activities mainly reflects the investment of the Corporation in the cannabis business development.

During the three-month period ended December 31, 2018, the cash used in operating activities amounted to $1,896. The cash flows used by operations before the change in operating assets and liabilities amounted to $1,944. The change in operating assets and liabilities amounting to $48, mainly resulting from variations in trade and other receivables, inventories, prepaid expenses and deferred revenues, decreased the cash flows used by operations to $1,896. This use of cash in operating activities mainly reflects the investment of the Corporation in the cannabis business development.

During the nine-month period ended December 31, 2019, the cash used in operating activities amounted to $25,475. The cash flows used by operations before the change in operating assets and liabilities amounted to $17,801. The change in operating assets and liabilities amounting to $7,674, mainly resulting from variations in inventories, trade and other receivables, prepaid expenses, provisions, and trade and other payables which increased the cash flows used by operations to $25,475. This use of cash in operating activities mainly reflects the investment of the Corporation in the cannabis business development, the acquisition costs and the expenses related to the change in CEO.

During the nine-month period ended December 31, 2018, the cash used in operating activities amounted to $4,873. The cash flows used by operations before the change in operating assets and liabilities amounted to $5,580. The change in operating assets and liabilities amounting to $707, mainly resulting from variations in trade and other receivables, inventories, prepaid expenses and trade and other payables, decreased the cash flows used by operations to $4,873. This use of cash in operating activities mainly reflects the investment of the Corporation in the cannabis business development.

Investing Activities

During the three-month period ended December 31, 2019, except for the sale of Acasti shares generating $5,318, the cash flows used for investing activities were mainly for acquisitions of property, plant and equipment (PPE) ($3,736) required at the Sherbrooke and North Carolina facilities for the cannabis business and acquisition of intellectual property ($136). Investing activities also include interest received of $42.

During the three-month period ended December 31, 2018, except for the maturity of short-term investment generating $2,362 of cash, the cash flows used for investing activities were mainly for acquisition of PPE ($2,071), computer software ($84) required at the Sherbrooke facility for the cannabis business and at the head office and the payment of a licence agreement ($120). Investing activities also include interest received of $63.

During the nine-month period ended December 31, 2019, except for the sale of Acasti shares generating $5,318, the cash flows used for investing activities were mainly for acquisition of Sugarleaf ($15,770) as well as acquisitions of PPE ($8,698) required at the Sherbrooke and North Carolina facilities for the cannabis business and acquisition of intellectual property ($306). Investing activities also include interest received of $125.

During the nine-month period ended December 31, 2018, except for the maturity of short-term investment generating $2,362 of cash, the cash flows used for investing activities were mainly for acquisition of PPE ($5,930), computer software ($147) required at the Sherbrooke facility for the cannabis business and at the head office and payment of a licence agreement ($210). Investing activities also include interest received of $197.

management discussion and analysis of the financial situation and operating results

Financing Activities

During the three-month period ended December 31, 2019, the financing activities generated $5,111 of cash mainly from the net increase in loans and borrowings of $3,746, from the exercise of options of the Corporation for $2,150, partially offset by the withholding taxes paid pursuant to the settlement of non-Treasury restricted share units of $631, the payment of lease liabilities of $103 and interest paid of $65.

During the three-month period ended December 31, 2018, the financing activities used $775 of cash mainly for the repayment of loans and borrowings of $352, the variation of the bank line of credit of $590 and for interest paid of $73, partially offset by the exercise of options of the Corporation for $239.

During the nine-month period ended December 31, 2019, the financing activities generated $55,484 of cash mainly from the net proceeds of the private placement for $51,475, the exercise of options and warrants of the Corporation for $5,013, the net increase in loans and borrowings of $3,746, partially offset by the repayment of loans and borrowings of $2,957, the withholding taxes paid pursuant to the settlement of non-Treasury restricted share units of $631, the repayment of the bank line of credit of $620, the payment of lease liabilities of $279 and interest paid of $263.

During the nine-month period ended December 31, 2018, the financing activities used $148 of cash mainly for the repayment of loans and borrowings of $1,088, the variation of the bank line of credit of $490 and for interest paid of $225, partially offset by the exercise of options of the Corporation for $1,655.

At December 31, 2019, the Corporation’s liquidity position, consisting of cash and cash equivalents, was $20,783. The Corporation also has a short-term investment of $36.

SELECTED CONSOLIDATED FINANCIAL INFORMATION

The following table sets out selected consolidated financial information for the three-month and nine-month periods ended December 31, 2019 and 2018. Variations in these amounts have been explained in the segment disclosures section above.

	Three-month periods ended		Nine-month periods ended
	December 31,	December 31,	December 31,	December 31,
	2019	2018	2019	2018
	$	$	$	$
Total revenues	9,175	6,538	20,047	18,778
Adjusted EBITDA[1]	(7,054)	(1,923)	(15,218)	(5,407)
Net income (loss)	5,603	(3,658)	(21,624)	(10,808)
Net income (loss) attributable to equity holders of the Corporation	5,603	(3,658)	(21,624)	(10,808)
Basic and diluted income (loss) per share	0.06	(0.05)	(0.24)	(0.14)

Total assets			207,543	92,616
Working capital[2]			23,536	14,424
Non-current financial liabilities			36,855	1,142
Equity attributable to equity holders of the Corporation			152,639	79,335

1 The Adjusted EBITDA is not a standard measure endorsed by IFRS requirements. A reconciliation to the Corporation’s net loss is presented above.

2 The working capital is presented for information purposes only and represents a measurement of the Corporation’s short-term financial health mostly used in financial circles. The working capital is calculated by subtracting current liabilities from current assets. Because there is no standard method endorsed by IFRS, the results may not be comparable to similar measurements presented by other public companies.

management discussion and analysis of the financial situation and operating results

SELECTED CONSOLIDATED QUARTERLY FINANCIAL DATA

As explained in other sections, the Corporation revenues are primarily generated by the nutraceutical and cannabis segments. Quarterly data is presented below.

	December 31,	September 30,	June 30,	March 31,
	2019	2019	2019	2019
	$	$	$	$
Total Revenues	9,175	6,512	4,361	5,664
Adjusted EBITDA[1]	(7,054)	(4,581)	(3,583)	(2,707)
Net income (loss)	5,603	(20,775)	(6,452)	(12,384)
Net income (loss) attributable to equity holders of the Corporation	5,603	(20,775)	(6,452)	(12,384)
Basic and diluted income (loss) per share	0.06	(0.23)	(0.08)	(0.16)

	December 31,	September 30,	June 30,	March 31,
	2018	2018	2018	2018
	$	$	$	$
Total Revenues	6,538	7,071	5,168	7,005
Adjusted EBITDA[1]	(1,923)	(1,228)	(2,257)	(1,802)
Net loss	(3,658)	(3,050)	(4,100)	(4,752)
Net loss attributable to equity holders of the Corporation	(3,658)	(3,050)	(4,100)	(4,752)
Basic and diluted loss per share	(0.05)	(0.04)	(0.05)	(0.06)

The net loss for the quarter ended March 31, 2018 includes an impairment loss on inventories of $658. The decrease in revenues for the quarter ended March 31, 2019 is related to a decrease in royalty revenues and in solutions business and the net loss includes litigation provisions of $7,930. The net loss for the quarter ended June 30, 2019 includes severance and related costs of $412, acquisition costs of $367 and litigations legal fees of $1,037. The net loss for the quarter ended September 30, 2019 includes stock-based compensation of $7,879, acquisition costs of $1,792, depreciation and amortization of $2,133, severance and related costs of $850, change in fair value of contingent consideration of $4,083 and litigation legal fees of $561. The net income for the quarter ended December 31, 2019 includes a change in fair value of contingent consideration of $64,509, stock-based compensation of $4,503, depreciation and amortization of $2,556, impairment loss on inventories of $1,015, non-cash expense related to services in exchange of warrants of $1,053 and an impairment loss on goodwill of $44,096.

1 The Adjusted EBITDA is not a standard measure endorsed by IFRS requirements. A reconciliation to the Corporation’s net loss is presented above.

management discussion and analysis of the financial situation and operating results

CONSOLIDATED FINANCIAL POSITION

The following table details the significant changes to the statement of financial position (other than equity) at December 31, 2019 compared to March 31, 2019:

Accounts	Increase (Reduction)	Comments
Cash and cash equivalents	10,964	Refer to "Consolidated liquidity and capital resources"
Trade and other receivables	2,377	Timing of receipt of accounts receivables and acquisition of SugarLeaf
Prepaid expenses	533	Renewal of services and acquisition of SugarLeaf
Inventories	5,920	Increase in work in progress and finish goods for future sales and acquisition of SugarLeaf, net of an impairment on inventories
Other assets	(2,835)	Portion of investment in Acasti transferred as part of settlement of a litigation
Property, plant and equipment	10,706	Improvement to Sherbrooke facility for cannabis business net of depreciation, increase due to acquisition of SugarLeaf
Right-of-use of assets	1,457	Adoption of IFRS 16 - Leases. Refer to "Changes in Accounting Policies and Future Accounting Changes." Acquisition of SugarLeaf
Intangible assets	18,234	Intangible assets recognized on acquisition of SugarLeaf. Refer to "Acquisition of the Assets of SugarLeaf", slightly offset by amortization of intangible asset
Goodwill	71,091	Goodwill recognized on acquisition of SugarLeaf, net of impairment loss. Refer to "Acquisition of the Assets of SugarLeaf"
Other non-current asset	(802)	Partial sale of the investment in Acasti and change in fair value of the investment in Acasti
Trade and other payables	3,976	Increase in purchases related to inventories and PPE net of payment and acquisition costs and acquisition of SugarLeaf
Lease liabilities	1,654	Adoption of IFRS 16 - Leases. Refer to "Changes in Accounting Policies and Future Accounting Changes". Increase due to acquisition of SugarLeaf
Loans and borrowings	289	Increase in a credit facility, partially offset by repayments on loans
Deferred revenues	336	Payments received for future revenues to be shipped
Provisions	(6,955)	Settlement in common shares and transfer of investment in Acasti
Deferred lease inducements	(208)	Adoption of IFRS 16 - Leases. Refer to "Changes in Accounting Policies and Future Accounting Changes"
Long-term payables	(327)	Reclassification in trade and other payables
Contingent consideration	33,927	Contingent consideration recognized on acquisition of SugarLeaf, net of the change in fair value. Refer to "Acquisition of the Assets of SugarLeaf"
Other liability	1,050	Increase in long-term incentive to the CEO

See the statement of changes in equity in the consolidated financial statements for details of changes to the equity accounts from March 31, 2019.

management discussion and analysis of the financial situation and operating results

RELATED PARTY TRANSACTIONS

The key management personnel are the officers of the Corporation and members of the Board of Directors. They control 10% of the voting shares of the Corporation.

Key management personnel compensation includes the following for the three-month and nine-month periods ended December 31, 2019 and 2018:

	Three-month periods ended		Nine-month periods ended
	December 31,	December 31,	December 31,	December 31,
	2019	2018	2019	2018

Short-term benefits	$1,109	$579	$2,935	$1,881
Share-based compensation costs	4,272	735	12,418	2,315
Severance (i)	—	—	273	—
Long-term incentive (ii)	408	—	914	—
	$5,789	$1,314	$16,540	$4,196

(i)	In the three-month and nine-month periods ended December 31, 2019, an expense of nil and $273 respectively, was recorded related to the change in the management team as part termination severance.

(ii)

In the three-month and nine-month periods ended December 31, 2019, an expense of $408 and $914, respectively, was recorded related to long-term incentive. The payable related to this long-term incentive of $1,050 was calculated using a discount rate of 2.5% and is presented under Other liability in the consolidated statement of financial situation. According to the employment agreement with the CEO, a long-term incentive of $20 million (US$15 million) is payable if the Corporation’s US market capitalization is at least $1.3 billion (US$1 billion) during its term agreement. Based on the risk-neutral Monte Carlo simulation, the Corporation could reach this market capitalization in 7.3 years and therefore the incentive is being recognized over the estimated period to achievement of 7.3 years.

On July 8, 2019, the Corporation granted 200,000 stock options, 3,500,000 non-market performance options, 5,500,000 market performance options and 2,800,000 restricted share units to the new CEO.

CONSOLIDATED CONTRACTUAL OBLIGATIONS

The following are the contractual maturities of financial liabilities and other contracts as at December 31, 2019:

					December 31, 2019
Required payments per year	Carrying amount	Contractual Cash flows	Less than 1 year	1 to 3 years	4 to 5 years	More than 5 years
Trade and other payables and long-term payables	$13,024	$13,024	$12,495	$529	$–	$–
Lease liabilities (i)	1,654	1,932	545	962	425	–
Contingent consideration	33,927	46,793	6,383	40,410	–	–
Research and development contracts	–	703	703	–	–	–
Capital expenditure obligation	–	1,746	1,746	–	–	–
Other liability	1,050	19,485	–	–	–	19,485
Other agreements (ii)	–	1,277	718	344	215	–
	$49,655	$84,960	$22,590	$42,245	$640	$19,485
(i)	Includes interest payments to be made on lease liabilities corresponding to discounted effect.
(ii)

According to the Agreement (refer to the Contingencies section below), the Corporation must pay royalties of 1% of its revenues for an unlimited period. The amount above does not include any royalties because the amount cannot be determined.

management discussion and analysis of the financial situation and operating results

CONTINGENCIES

In the normal course of operations, the Corporation is involved in various claims and legal proceedings. The most significant of which are as follows:

(i)

On March 21, 2019, the Corporation received a judgment from the Superior Court of Québec (the “Court”) regarding certain previously disclosed claims made by a corporation controlled by the Former CEO against the Corporation in respect of certain royalty payments alleged to be owed and owing to the Former CEO pursuant to the terms of an agreement entered into on February 23, 2001 between Neptune and the Former CEO (the “Agreement”). The Court declared that under the terms of the agreement, the Corporation should pay royalties of 1% of its revenues in semi-annual instalments, for an unlimited period. Some of the terms of this agreement are being disputed. Based on currently available information, a provision of $1,010 has been recognized for this claim as of December 31, 2019.

(ii)

The Corporation initiated arbitration in August 2014 against a krill oil customer that owed approximately $4,806 (US$3,700). The full amount of trade receivable was written-off in February 2015. This customer is counterclaiming a sum in damages. During the year ended March 31, 2019, the counterclaim amount was amended to $183 million (AUD$201 million). The Corporation intends to continue to pursue its claim for unpaid receivable and to vigorously defend against this amended counterclaim. Arbitration for the hearing occurred in July 2019. The Corporation is waiting for the arbitral award. Based on currently available information, no provision has been recognized for this case as of December 31, 2019.

The outcome of these claims and legal proceedings against the Corporation cannot be determined with certainty and is subject to future resolution, including the uncertainties of litigation.

PROVISIONS

In addition to the above provision recorded under the terms of an agreement entered into with a corporation controlled by the Former CEO of the Corporation, Neptune has settled a claim for which a provision was recognized as at March 31, 2019. On May 10, 2019, Neptune announced a settlement with the former CEO of the Corporation. Pursuant to the agreement entered, Neptune agreed to issue 600,000 common shares from treasury (in accordance with securities regulation) and transfer 2,100,000 shares of Acasti held by the Corporation to the Former CEO. As at March 31, 2019, the common shares of Acasti transferable to the Former CEO of $2,835 were presented as current other assets in the statement of financial position. In addition, Neptune agreed to reimburse nominal legal fees.

As at March 31, 2019, a provision of $5,835 was recorded in the consolidated statement of financial position relating to this settlement. During the nine-month period ended December 31, 2019, the 2,100,000 shares in Acasti held by the Corporation were transferred and the 600,000 common shares from treasury were issued to the Former CEO. Neptune received full and final release on all claims in connection with this case.

CHANGES IN ACCOUNTING POLICIES AND FUTURE ACCOUNTING CHANGES

The accounting policies and basis of measurement applied in the consolidated interim financial statements for the three-month and nine-month periods ended December 31, 2019 and 2018 are the same as those applied by the Corporation in its consolidated financial statements for the year ended March 31, 2019, except as disclosed below.

The Corporation has initially adopted IFRS 16, Leases and IFRIC 23, Uncertainty over Income Tax Treatments as at April 1st, 2019. The Corporation has disclosed additional information regarding its basis of consolidation and its foreign currency and revenue accounting policies. Further information can be found in Note 3 of the consolidated interim financial statements for the three-month and nine-month periods ended December 31, 2019 and 2018. The adoption of IFRS 16 had a significant effect on the Corporation’s consolidated interim financial statements.

A number of new standards, amendments to standards and interpretations, are not yet effective for the three-month and nine-month periods ended December 31, 2019 and have not been applied in preparing the consolidated interim financial statements. Management does not expect that any of the new standards and amendments to existing standards issued but not yet effective would have a material impact on the Corporation’s consolidated financial statements.

management discussion and analysis of the financial situation and operating results

DISCLOSURE CONTROLS AND PROCEDURES (“DC&P”) AND INTERNAL CONTROL OVER FINANCIAL REPORTING (“ICFR”)

In compliance with the Canadian Securities Administrators’ National Instrument 52-109, the Corporation has filed certificates signed by Mr. Michael Cammarata, in his capacity as Chief Executive Officer (‟CEO”) and Mrs. Claudie Lauzon, in her capacity as Interim Chief Financial Officer (‟CFO”) that, among other things, report on the design of DC&P and the design of ICFR.

There have been no changes in the Corporation’s ICFR during the three-month period ended December 31, 2019 that have materially affected or are reasonably likely to materially affect ICFR.

Limitation on scope of design

The Corporation has limited the scope of its DC&P and ICFR to exclude controls, policies and procedures of a business acquired not more than 365 days before the last day of the period covered by the interim filing. The Corporation elected to exclude the SugarLeaf business acquired as allowed by National Instrument 52-109.

The table below presents the summary financial information included in the Corporation’s consolidated interim financial statements for the excluded acquired business:

SugarLeaf	July 24 -
Selected financial information from the statement of earnings	December 31, 2019

Total revenues	$773
Loss from operating activities (1)	48,334

(1) Excludes acquisition related costs incurred.

SugarLeaf	As at
Selected financial information from the statement of financial position	December 31, 2019

Total current assets	$6,395
Total non-current assets	95,450
Total current liabilities	2,552
Total non-current liabilities	34,376

RISKS AND UNCERTAINTIES

Investing in securities of the Corporation involves a high degree of risk. Prospective investors should carefully consider the risks and uncertainties described in our filings with securities regulators, including those described under the heading “Risk Factors” in our latest annual information form and Form 40-F, available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov/edgar.shtml. Additional risks and uncertainties, including those that the Corporation is unaware of or that are currently deemed immaterial, may also become important factors that affect the Corporation and its business. If any such risks actually occur, the Corporation’s business, financial condition and results of operations could be materially adversely affected.

Readers should consider carefully the risks and uncertainties described below, in addition to other information contained in this MD&A and the risk factors described in our latest annual report and in our latest prospectus.

management discussion and analysis of the financial situation and operating results

Canadian Regulatory Risks

The adult use cannabis industry and regulations governing the industry are still developing

Cannabis for adult use only became legal in Canada in late 2018. As a result, the industry and the regulations governing the industry are rapidly developing. If they develop in ways that differ from the Company’s expectations, the business and results of operations may be adversely impacted.

In addition, regulations are continuing to be developed for different aspects of the adult-use cannabis industry in Canada. On October 17, 2019 amendments to the Cannabis Regulations came into force which introduced a regulatory regime for three new classes of cannabis products: edibles containing cannabis, topicals containing cannabis and cannabis extracts. The regulations and market for such products and adult recreational-use cannabis generally may not develop, or may not develop as the Company expects or on the timeline that is expected, which could have a material adverse effect on the Company’s business and results of operations.

Further, certain jurisdictions have announced that not all classes will be immediately available for sale. Quebec and Newfoundland & Labrador have announced that vaping products will not be immediately available for sale. Quebec has also introduced restrictions on the sale of most categories of edible products. Such restrictions or new restrictions in other jurisdictions may have an adverse impact on the Company’s business and operations.

Continued development of provincial and territorial regulatory frameworks

While the Cannabis Act provides for the regulation of the commercial production of cannabis for adult recreational use and related matters by the federal government, the Cannabis Act includes provisions that the provinces and territories of Canada have authority to regulate other aspects of adult recreational use cannabis, such as retail sale and distribution, minimum age requirements above that in place under the Cannabis Act, places where cannabis can be consumed, and a range of other matters.

The governments of every Canadian province and territory have implemented regulatory regimes for the distribution, sale and consumption of cannabis for adult recreational use within those jurisdictions however these frameworks continue to change and evolve since the legalization of adult use cannabis. For example, in Quebec, more restrictive regulations regarding consumption and minimum age have been enacted, and in other provinces changes to licensing and retail are being contemplated. Such changes may adversely impact the Company’s business and operations. Further, there is no guarantee that the current provincial and territorial regulatory regimes will remain in place or unchanged. There is no assurance that the Company will be able to comply or continue to comply with applicable existing and new regulations.

Impact of the illicit supply of cannabis

In addition to competition from licensed producers and those able to produce cannabis legally without a license, the Company also faces competition from unlicensed and unregulated market participants, including illegal dispensaries and black market suppliers selling cannabis and cannabis-based products in Canada.

Despite the legalization of medical and adult recreational-use cannabis in Canada, black market operations remain and are a substantial competitor to our business. In addition, illegal dispensaries and black market participants may be able to (i) offer products with higher concentrations of active ingredients that are either expressly prohibited or impracticable to produce under current Canadian regulations, and (ii) use delivery methods that the Company is currently prohibited from offering to individuals in Canada, (iii) use marketing and branding strategies that are restricted under the Cannabis Act and Cannabis Regulations, and (iv) make claims not permissible under the Cannabis Act and other regulatory regimes. As these illicit market participants do not comply with the regulations governing the medical and adult-use cannabis industry in Canada, their operations may also have significantly lower costs.

As a result of the competition presented by the black market for cannabis, any unwillingness by consumers currently utilizing these unlicensed distribution channels to begin purchasing from licensed producers for any reason or any inability or unwillingness of law enforcement authorities to enforce laws prohibiting the unlicensed cultivation and sale of cannabis and management discussion and analysis of the financial situation and operating results cannabis-based products could (i) result in the perpetuation of the black market for cannabis, (ii) adversely affect our market share and (iii) adversely impact the public perception of cannabis use and licensed cannabis producers and dealers, all of which would have a materially adverse effect on our business, operations and financial condition.

Supply and price fluctuations

There has been a shortfall in supply in the Canadian adult recreational use cannabis market since legalization. In response to the initial surge in demand for cannabis as a result of the legalization of adult recreational cannabis use in Canada, licensed producers, and others licensed to produce cannabis under the Cannabis Act, may not be able to produce enough cannabis to meet adult recreational use demand. This may result in lower than expected sales and revenues and increased competition for sales and sources of supply. In the future, cannabis producers in Canada may produce more cannabis than is needed to satisfy the collective demand of the Canadian adult recreational use and medical markets, and, although the Cannabis Act provides for the issuance of permits for export of cannabis for medical or scientific purposes, they may be unable to obtain such permits or export that oversupply into other markets where cannabis use is fully legal under all federal and state or provincial laws. As a result, the available supply of cannabis could exceed demand, resulting in a significant decline in the market price for cannabis. If such supply or price fluctuations were to occur, the Company’s revenue and profitability may fluctuate materially and its business, financial condition, results of operations and prospects may be adversely affected.

In addition, demand for cannabis and cannabis products is dependent on a number of social, political and economic factors that are beyond the Company’s control, including the novelty of legalization, which may wear off. A material decline in the economic conditions affecting consumers can cause a reduction in disposable income for the average consumer, change consumption patterns and result in a reduction in spending on cannabis products or a switch to other products obtained through illicit channels. There can be no assurance that market demand for cannabis will continue to be sufficient to support the Company’s current or future production levels or that the Company will be able to generate sufficient revenue to be profitable.

U.S. Regulatory Risks

The 2018 Farm Bill

The 2018 Farm Bill was signed into law on December 20, 2018. The passage of the 2018 Farm Bill materially altered federal law governing hemp by removing hemp from the CSA and establishing a federal regulatory framework for hemp production in the United States. Among other provisions, the 2018 Farm Bill: (a) explicitly amends the CSA to exclude all parts of the cannabis plant (including its cannabinoids, derivatives, and extracts) containing a delta-9 THC concentration of not more than 0.3% on a dry weight basis from the CSA’s definition of “marihuana”; (b) permits the commercial production and sale of hemp; (c) precludes states, territories, and Indian tribes from prohibiting the interstate transport of lawfully-produced hemp through their borders; and (d) establishes the USDA as the primary federal agency regulating the cultivation of hemp in the United States, while allowing states, territories, and Indian tribes to obtain (or retain) primary regulatory authority over hemp activities within their borders after receiving approval of their proposed hemp production plan from the USDA. Any such plan submitted by a state, territory, or Indian tribe to the USDA must meet or exceed minimum federal standards and receive USDA approval. Any state, territory, or Indian tribe that does not submit a plan to the USDA, or whose plan is not approved by the USDA, will be regulated by the USDA; provided that, states retain the ability to prohibit hemp production within their borders.

Marijuana continues to be classified as a Schedule I substance under the CSA. As a result, any cannabinoids (including CBD) derived from marijuana, as opposed to hemp, or any products derived from hemp containing in excess of 0.3% THC on a dry-weight basis, remain Schedule I substances under U.S. federal law. Cannabinoids derived from hemp are indistinguishable from those derived from marijuana, and confusion surrounding the nature of our products, inaccurate or incomplete testing, farming practices and law enforcement vigilance or lack of education could result in our products being intercepted by law enforcement and could interrupt and our business. We could be required to undertake processes that could delay shipments, impede sales or result in seizures, proper or improper, that would be costly to rectify or remove and which could have a material adverse effect on the business, prospects, results of operations or financial condition of the Company. If we make mistakes in processing or labeling and THC in excess of 0.3% on a dry-weight basis was found in our products, we could be subject to enforcement and prosecution which would have a negative impact on our business and operations.

management discussion and analysis of the financial situation and operating results

Notwithstanding the passage of the 2018 Farm Bill and the publication of the USDA’s IFR, Section 7606 of the 2014 Farm Bill will remain in effect through October 30, 2020. Accordingly, unless otherwise indicated in the applicable state plan approved by the USDA, a cultivator authorized to cultivate industrial hemp pursuant to the 2014 Farm Bill may continue to do so through October 30, 2020. Under both the 2014 and the 2018 Farm Bill, states have authority to adopt their own regulatory regimes, and as such, regulations will likely continue to vary on a state-by-state basis. States take varying approaches to regulating the production and sale of hemp and hemp-derived products under the 2014 Farm Bill and state food and drug laws.

While some states explicitly authorize and regulate the production and sale of hemp products or otherwise provide legal protection for authorized individuals to engage in commercial hemp activities, other states maintain outdated drug laws that do not distinguish between marijuana, hemp and/or hemp-derived CBD, resulting in hemp being classified as a controlled substance under state law. In these states, sale of CBD, notwithstanding origin, is either restricted to state medical or adult-use marijuana program licensees or remains otherwise unlawful under state criminal laws. Variance in hemp regulation across jurisdictions is likely to persist. This patchwork of state laws may, for the foreseeable future, materially impact the Company’s business and financial condition, limit the accessibility of certain state markets, cause confusion amongst regulators, and increase legal and compliance costs. We have not obtained any opinion of counsel or ruling from any authority to determine if our operations are in compliance with or violate any state or federal laws or whether we are assisting others to violate a state or federal law. In the event that our operations are deemed to violate any laws or if we are deemed to be assisting others to violate a state or federal law, any resulting liability could cause us to modify or cease our operations.

Regulatory Compliance Requirements and the FDA’s Position on CBD and Other Cannabinoids as Food or Dietary Ingredients

The production, labeling and distribution of the Company’s products are regulated by various federal, state and local laws and agencies. These laws and regulations change frequently and may restrict the sale of the Company’s products in certain states or entirely. In addition, governmental authorities may commence regulatory or legal proceedings, which could restrict the permissible scope of the Company’s product claims or the Company’s ability to sell its products in the future. The shifting compliance environment and the need to build and maintain robust systems to comply with different regulations in multiple jurisdictions increases the possibility that the Company may violate one or more of the requirements. If the Company’s operations are found to be in violation of any such laws or any other governmental regulations, the Company may be subject to penalties, including, without limitation, civil and criminal penalties, damages, fines, the curtailment or restructuring of the Company’s operations, any of which could adversely affect the Company’s business and financial results.

The 2018 Farm Bill expressly preserves the FDA’s authority to regulate certain products containing cannabis or cannabis-derived compounds under the FD&C Act. Certain provisions of the FD&C Act preclude a substance from being added to a food and prohibit a substance from being marketed as a dietary supplement or dietary ingredient if such substance has been approved by the FDA as a new drug, or if such substance has been authorized for IND for which substantial clinical investigations have been instituted and for which the existence of such investigations has been made public. Because CBD and THC were the subject of public drug trials and are active ingredients in FDA-approved drugs, the FDA takes the position that it is unlawful under the FD&C Act to introduce food containing added CBD or THC into interstate commerce, or to market CBD or THC as, or in, dietary supplements, regardless of whether the substances are hemp-derived. Additionally, the FDA requires any product (including hemp-derived products) marketed with a structure/function claim, or with any other disease claim, and therefore intended for use as a drug, to be approved by the FDA for its intended use before it may be introduced into interstate commerce.

To date, the FDA has been clear in its position, and has consistently repeated its position, through public statements and enforcement. The FDA has enforced its position and asserted the IND Preclusion through warning letters to companies marketing hemp and CBD products as dietary supplements, particularly where such marketing includes health and/or medical claims. State regulatory agencies have enforced similar policies through warning letters, seizures, and, in some cases, more serious legal action. Failure to comply with the FD&C Act and applicable state law may result in, among other things, injunctions, product withdrawals, recalls, product seizures, fines and criminal prosecutions. Further, the Company’s advertising is subject to regulation by both the Federal Trade Commission (“FTC”) under the Federal Trade Commission Act and the FDA under the FD&C Act and its regulations.

Any determination by a court or federal agency that CBD is not permissible for use as a dietary ingredient, or is an adulterant, would have a materially adverse effect upon the Company and its business. At any point, enforcement strategies of a given agency can change and may result in increased enforcement efforts, which would materially impact the Company’s business.

management discussion and analysis of the financial situation and operating results

Additionally, some states also permit advertising and labeling laws to be enforced by their attorney general, who may seek relief for consumers, class action certifications, class-wide damages and product recalls of products sold by the Company. Private lawsuits may also seek relief for individual (or a class of) consumers, including class-wide damages and product recalls of products sold by the Company. Any actions against the Company by governmental authorities or private litigants could have a material adverse effect on the Company’s business, financial condition and operations.

International Regulatory Risks

If the Company intends to expand internationally or engage in the international sale of hemp-derived products, it will become subject to the laws and regulations of the foreign jurisdictions in which it operates, or in which it imports or exports products or materials, including, but not limited to, customs regulations in the importing and exporting countries. The laws governing hemp and hemp-derived cannabinoids differ in various jurisdictions and are subject to change. Under the 1961 United Nation Single Convention, all extracts of the cannabis plant are considered Schedule I substances.

The varying laws and rapidly changing regulations may impact the Company’s operations, including, but not limited to, the Company’s ability to ensure compliance. In addition, the Company may avail itself of proposed legislative changes in certain jurisdictions to expand its product portfolio, which expansion may include business and regulatory compliance risks as yet undetermined. Failure by the Company to comply with the evolving regulatory framework in any jurisdiction could have a material adverse effect on the Company’s business, financial condition and results of operations.

Regulatory Approval and Permits

The Company may be required to obtain and maintain certain permits, licenses and approvals in the jurisdictions where its products are manufactured and/or sold. There can be no assurance that the Company will be able to obtain or maintain any necessary licenses, permits or approvals. Any material delay or inability to receive these items is likely to delay and/or inhibit the Company’s ability to conduct its business, and would have an adverse effect on its business, financial condition and results of operations.

Risks Related to Our Business

Industry Competition

The cannabinoid and hemp oil industry markets are rapidly evolving and competitive. In particular, the Company faces strong competition from both existing and emerging companies, including pharmaceutical, marijuana, and natural products companies, that offer similar products. Some of its current and potential competitors may have longer operating histories, sophisticated practices, greater financial, marketing and other resources and larger customer bases than the Company has. Given the competition and rapid changes affecting the global, national, and regional economies generally and the hemp and cannabinoid industry specifically, the Company may not be able to create or maintain a competitive advantage in the marketplace. The Company’s success will depend on its ability to keep pace with any changes in such markets, especially in light of legal and regulatory changes, its ability to ensure compliance, and its responsiveness to changes in economic factors and market conditions. Any failure by the Company to anticipate or respond adequately to such changes could have a material adverse effect on its financial condition, operating results, liquidity, cash flow and operational performance.

Our Business Depends on the Strength of our Brands

Our brand names, including Forest Remedies and Ocean Remedies, and our image are integral to the growth of our business and to the implementation of our strategies for expanding our business. Maintaining and enhancing our brands may require us to make substantial investments in areas such as research and development, marketing, e-commerce and customer service operations, and these investments may not be successful.

We anticipate that as we expand our business into new markets and new product categories that maintaining and enhancing our brands may become difficult and expensive. Our brands may also be adversely affected if our public image or reputation is tarnished by negative publicity, including negative social media campaigns or poor reviews of our products or customer experiences. In addition, ineffective marketing, product diversion to unauthorized distribution channels, product defects, unfair management discussion and analysis of the financial situation and operating results labor practices, and failure to protect our intellectual property rights are some of the potential threats to the strength of our brands, and those and other factors could rapidly and severely diminish consumer confidence in us. Maintaining and enhancing our brand will depend largely on our ability to be a leader in our industry and to offer a range of high-quality products, which we may not execute successfully. Failure to enhance or maintain the strength of our brands could have a material adverse effect on our business, financial condition, and results of operations.

Launching New Products

We expect to invest significant time and resources in research and development to improve and expand our product offerings. Launching new products can involve a significant investment in advertising and public relations campaigns. There are also certain risks involved in launching new products, including increased costs in the near term associated with the introduction of new product lines including training of our employees, development delays, failure of new products to achieve anticipated levels of market acceptance, the possibility of increased competition with our current products, and unrecovered costs associated with failed product or service introductions. Implementation of these plans may also divert management's attention from other aspects of our business and place a strain on management, operational and financial resources, as well as our information systems. Launching new products or updating existing products may also leave us with obsolete inventory that we may not be able to sell, or that we may sell at significantly discounted prices. Additionally, launching new products requires substantial investments in research and development. Investments in research and development are inherently speculative and require substantial capital and other expenditures. Unforeseen obstacles and challenges that we encounter in the research and development process could result in delays or the abandonment of plans to launch new products and may substantially increase development costs. We may not be successful in executing our growth strategy related to launching new products, and even if we successfully execute our strategy, we may not be able to achieve profitability. Failure to successfully launch new products could have a material adverse effect on our business, financial condition, and results of operations.

Risks Related to Third-Party Service Providers

Some of the Company’s operations rely on the Company’s third-party service providers to host and deliver products, services, and data. Any interruptions, delays, or disruptions in and to the delivery of such products, services, security or data, including without limitation any privacy breaches or failures in data collection, could expose the Company to liability and harm the Company’s business and reputation. The Company also faces risks related to the transportation of hemp and hemp-derived products and its reliance on third-party transportation services. These risks include, but are not limited to, risks resulting from the continually evolving federal and state regulatory environment governing hemp production, inconsistencies in approaches taken by various jurisdictions and law enforcement to THC testing, security, and transportation generally.

Environmental, Health, and Safety Laws

The Company is subject to environmental, health and safety laws and regulations in each jurisdiction in which the Company operates. Such regulations govern, among other things, emissions of pollutants into the air, wastewater discharges, waste disposal, the investigation and remediation of soil and groundwater contamination, and the health and safety of the Company’s employees. For example, the Company’s products and the raw materials used in its production processes are subject to numerous environmental laws and regulations. The Company may be required to obtain environmental permits from governmental authorities for certain of its current or proposed operations. The Company may not have been, nor may it be able to be at all times, in full compliance with such laws, regulations and permits. If the Company violates or fails to comply with these laws, regulations or permits, the Company could be fined or otherwise sanctioned by regulators.

As with other companies engaged in similar activities or that own or operate real property, the Company faces inherent risks of environmental liability at its current and historical production sites. Certain environmental laws impose strict and, in certain circumstances, joint and several liability on current or previous owners or operators of real property for the cost of the investigation, removal or remediation of hazardous substances, as well as liability for related damages to natural resources. In addition, the Company may discover new facts or conditions that change its expectations or be faced with changes in environmental laws or their enforcement that would increase its liabilities. Furthermore, the costs of complying with current and future environmental and health and safety laws, or the Company’s liabilities arising from past or future releases of, or exposure to, regulated materials, may have a material adverse effect on the Company’s business, financial condition and results of operations.

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Domestic Supply Risk

The Company’s business relies on full compliance under applicable laws and regulations relating to the sale of its products across the United States and internationally. The regulation of third-party suppliers may have a significant impact on the Company’s business. Any enforcement activity or any additional uncertainties, including, but not limited to, changes in law which may arise in the future, could cause substantial interruption or cessation of the Company’s business, including adverse impacts to the Company’s supply chain and distribution channels, and other civil and/or criminal penalties at the federal level.

Product Viability and Unknown Effects

If the products the Company sells are not perceived to have the effects intended by the end user, its business may suffer. Many of the Company’s products contain innovative ingredients or combinations of ingredients. There is little long-term data with respect to efficacy, unknown side effects and/or interaction with individual human biochemistry. As a result, the products could have certain side effects if not taken as directed or if taken by an end user that has certain known or unknown medical conditions.

Positive Test for THC or Banned Substances

Hemp-derived CBD products are made from cannabis, which contains THC. As a result, certain hemp-derived CBD products contain low levels of THC. THC is considered a banned substance in many jurisdictions. Moreover, regulatory framework regarding legal amounts of consumed THC is evolving. Whether or not ingestion of THC (at low levels or otherwise) is permitted in a particular jurisdiction, there may be adverse consequences to end users who test positive for trace amounts of THC attributed to use of hemp-derived CBD products. In addition, certain metabolic processes in the body may cause certain molecules to convert to other molecules which may negatively affect the results of drug tests. Positive tests may adversely affect the end user’s reputation, ability to obtain or retain employment and participation in certain athletic or other activities. A claim or regulatory action against the Company based on such positive test results would adversely affect its reputation and would have a material adverse effect on its business and operational results.

Unfavorable Publicity or Consumer Perception

The Company believes the hemp and cannabinoid industry is highly dependent upon consumer perception regarding the safety, efficacy and quality of the hemp products produced. Consumer perception of the Company’s products may be significantly influenced by scientific research or findings, regulatory investigations, litigation, media attention and other publicity regarding the consumption of hemp products. There can be no assurance that future scientific research, findings, regulatory proceedings, litigation, media attention or other research findings or publicity will be favorable to the hemp and cannabinoid market or any particular product, or consistent with earlier publicity. Future research reports, findings, regulatory proceedings, litigation, media attention or other publicity that are perceived as less favorable than, or that question, earlier research reports, findings or publicity could have a material adverse effect on the demand for the Company’s products and the business, results of operations, financial condition and cash flows of the Company. The Company’s dependence upon consumer perceptions means that adverse scientific research reports, findings, regulatory proceedings, litigation, media attention or other publicity, whether or not accurate or with merit, could have a material adverse effect on the Company, the demand for the Company’s products, and the business, results of operations, financial condition and cash flows of the Company. Further, adverse publicity reports or other media attention regarding the safety, efficacy and quality of cannabis in general, or the Company’s products specifically, or associating the consumption of hemp-derived cannabinoids with illness or other negative effects or events, could have a material adverse effect. Such adverse publicity reports or other media attention could arise even if the adverse effects associated with such products resulted from consumers’ failure to consume such products appropriately or as directed.

Product Liability

The Company faces an inherent risk of exposure to product liability claims, regulatory action and litigation (including but not limited to class action lawsuits) if its products are alleged to have caused significant loss or injury. In addition, the sale of the Company’s products would involve the risk of injury to consumers due to tampering by unauthorized third-parties or product contamination. Previously unknown adverse reactions resulting from human consumption of the Company’s products alone or in combination with other medications or substances could occur. The Company may be subject to various product liability claims, including, among others, that the Company’s products caused injury or illness or death, include inadequate instructions for use or include inadequate warnings concerning possible side effects or interactions with other substances. A product liability claim or regulatory action against the Company could result in increased costs, adversely affect the Company’s reputation with its clients and consumers generally, and have a material adverse effect on the business, results of operations and financial condition of the Company. There can be no assurances that the Company will be able to obtain or maintain product liability insurance on acceptable terms or with adequate coverage against potential liabilities. Such insurance is expensive and may not be available in the future on acceptable terms, or at all. The inability to obtain sufficient insurance coverage on reasonable terms or to otherwise protect against potential product liability claims could prevent or inhibit the commercialization of the Company’s potential products. Additionally, some states also permit advertising and labeling laws to be enforced by state attorney generals, who may seek relief for consumers, class action certifications, class wide damages and product recalls of products sold by the Company. Private lawsuits may also seek relief for individual (or a class of) consumers, including class-wide damages and product recalls of products sold by the Company. Any actions against the Company by governmental authorities or private litigants could have a material adverse effect on the Company’s business, financial condition and results of operations.

Product Recalls

Manufacturers and distributors of products are sometimes subject to the recall or return of their products for a variety of reasons, including product defects, such as contamination, unintended harmful side effects or interactions with other substances, packaging safety and inadequate or inaccurate labeling disclosure. If any of the Company’s products are recalled due to an alleged product defect or for any other reason, the Company could be required to incur the unexpected expense of the recall and any legal proceedings that might arise in connection with the recall. The Company may lose a significant amount of sales and may not be able to replace those sales at an acceptable margin or at all. In addition, a product recall may require significant management attention. Although the Company has detailed procedures in place for testing its products, there can be no assurance that any quality, potency or contamination problems will be detected in time to avoid unforeseen product recalls, regulatory action or lawsuits. Additionally, if one of the Company’s significant brands were subject to recall, the image of that brand and the Company could be harmed. A recall for any of the foregoing reasons could lead to decreased demand for the Company’s products and could have a material adverse effect on the results of operations and financial condition of the Company. Product recalls may also lead to increased scrutiny of the Company’s operations by the FDA, or other regulatory agencies, requiring further management attention and potential legal fees and other expenses.

Newly Established Legal Regime

The Company’s business activities will rely on newly established and/or developing laws and regulations in the states and provinces in which it operates. These laws and regulations are rapidly evolving and subject to change with minimal notice. Regulatory changes may adversely affect the Company’s profitability or cause it to cease operations entirely. It is impossible to determine the extent of the impact of any new laws, regulations or initiatives that may be proposed, or whether any proposals will become law. The regulatory uncertainty surrounding the industry may adversely affect the business and operations of the Company, including without limitation, the costs to remain compliant with applicable laws and the impairment of its business or the ability to raise additional capital.

ADDITIONAL INFORMATION

Updated and additional Corporation information is available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov/edgar.shtml.

As at February 12, 2020, the total number of common shares issued and outstanding is 94,954,833 and the Corporation’s common shares were being traded on the TSX and on NASDAQ Capital Market under the symbol ‟NEPT”. There are also (i) 17,273,027 options issued and outstanding, (ii) 50,192 deferred share units issued and outstanding, (iii) 2,333,332 restricted share units issued and outstanding and (iv) 5,000,000 warrants issued and outstanding. Each option, restricted share unit, deferred share unit and warrant is exercisable into one common share to be issued from treasury of the Corporation.